May 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Kathleen Collins

Re:	Fiserv, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Form 8-K Furnished February 8, 2017
File No. 000-14948

Dear Ms. Collins:

This letter will confirm the telephone conversation yesterday morning between Rebekah Lindsey, Staff Accountant of the U.S. Securities and Exchange Commission (the “SEC”), and Kenneth F. Best, our Chief Accounting Officer, relating to the comment letter that we received from the Staff of the Division of Corporation Finance (the “Staff”) of the SEC on April 26, 2017 (the “Comment Letter”). In that telephone conversation we requested, and we understand the Staff has granted us, an extension until May 26, 2017 to respond to the Comment Letter.

We expect to file our reply to the Comment Letter on or before May 26, 2017 in accordance with this extension.

Thank you for your consideration of this matter. If you have any questions, please do not hesitate to call me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau

Robert W. Hau
Chief Financial Officer and Treasurer

cc:	Rebekah Lindsey, Staff Accountant, U.S. Securities and Exchange Commission
Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.
Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.
John K. Wilson, Foley & Lardner LLP